Exhibit 99.1
BLACK BOX CORPORATION
1000 Park Drive
Lawrence, Pennsylvania 15055

Notice of Annual Meeting of Stockholders
to be held on October 4, 2007

To the Stockholders of
Black Box Corporation:

The Annual Meeting of Stockholders (the “Annual Meeting”) of Black Box Corporation (the “Company”) will be held at the offices of Buchanan Ingersoll & Rooney PC, One Oxford Centre, 301 Grant Street, 20th Floor, Pittsburgh, Pennsylvania 15219 on Thursday, October 4, 2007, at 12:30 p.m. Eastern Daylight Time, to consider and act upon the following matters:

1.	The election of five (5) members of the Board of Directors; and

2.	Ratification of the appointment of BDO Seidman, LLP as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2008.

Stockholders also will be asked to consider such other matters as may properly come before the Annual Meeting. The Board of Directors has established the close of business on Monday, August 13, 2007 as the record date for the determination of the stockholders entitled to notice of and to vote at the Annual Meeting.

IT IS REQUESTED, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, THAT YOU COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE.

BY ORDER OF THE BOARD OF DIRECTORS

Michael McAndrew, Secretary

August 13, 2007

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS
ANNUAL MEETING MATTERS
BOARD OF DIRECTORS AND CERTAIN BOARD COMMITTEES
LITIGATION INVOLVING DIRECTORS AND OFFICERS
POLICIES AND PROCEDURES RELATED TO THE APPROVAL OF TRANSACTIONS WITH RELATED PERSONS
COMPENSATION OF DIRECTORS
EXECUTIVE COMPENSATION AND OTHER INFORMATION
SUMMARY COMPENSATION TABLE – FISCAL 2007
GRANTS OF PLAN-BASED AWARDS – FISCAL 2007
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END – FISCAL 2007
OPTION EXERCISES AND STOCK VESTED TABLE – FISCAL 2007
PENSION BENEFITS TABLE – FISCAL 2007
UNDERSTANDING OUR PENSION BENEFITS TABLE
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
EQUITY PLAN COMPENSATION INFORMATION
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
SECURITY OWNERSHIP OF MANAGEMENT
INDEPENDENT PUBLIC ACCOUNTANTS
ADDITIONAL INFORMATION
SOLICITATION OF PROXIES
STOCKHOLDER NOMINATIONS AND PROPOSALS
OTHER MATTERS

BLACK BOX CORPORATION
1000 Park Drive
Lawrence, Pennsylvania 15055

PROXY STATEMENT FOR ANNUAL MEETING
OF STOCKHOLDERS

October 4, 2007

This proxy statement is being furnished to the holders of common stock, par value $.001 per share (“Common Stock”), of Black Box Corporation, a Delaware corporation (the “Company”), in connection with the solicitation by our Board of Directors (“Board of Directors” or “Board”) of proxies to be voted at the Annual Meeting of Stockholders (the “Annual Meeting”) scheduled to be held on Thursday, October 4, 2007, at 12:30 p.m. Eastern Daylight Time, at the offices of Buchanan Ingersoll & Rooney PC, One Oxford Centre, 301 Grant Street, 20th Floor, Pittsburgh, Pennsylvania 15219, or at any adjournment thereof. This proxy statement and form of proxy were first mailed to stockholders on or about August 17, 2007. A copy of our Annual Report on Form 10-K (“2007 Form 10-K”) for the fiscal year ended March 31, 2007 (“Fiscal 2007”) is being furnished with this proxy statement.

Only holders of Common Stock of record as of the close of business on Monday, August 13, 2007 are entitled to notice of and to vote at the Annual Meeting and at any adjournment thereof. On that date, 17,527,227 shares of Common Stock, each entitled to one vote per share, were outstanding.

All shares of Common Stock represented by valid proxies received by the Secretary of the Company prior to the Annual Meeting will be voted as specified in the form of proxy. If no specification is made, the shares will be voted FOR each of the nominees named below for election as director and FOR ratification of the appointment of BDO Seidman, LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2008. Unless otherwise indicated by the stockholder, the proxy card also confers discretionary authority on the Board-appointed proxies to vote the shares represented by the proxy on any matter that is properly presented for action at the Annual Meeting of which management had no knowledge prior to the mailing of this proxy statement. A stockholder giving a proxy has the power to revoke it at any time prior to its exercise by delivering to the Secretary of the Company a written revocation or a duly executed proxy bearing a later date (although no revocation shall be effective until actual notice thereof has been given to the Secretary of the Company) or by attending the meeting and voting his or her shares in person.

Under our Second Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”), Amended and Restated By-laws (“By-laws”) and applicable state law, abstentions and broker non-votes (which arise from proxies delivered by brokers and others, where the record holder has not received direction on voting and does not have discretionary authority to vote on one or more matters) are each included in the determination of the number of shares present for purposes of determining a quorum. At the Annual Meeting, directors will be elected by a plurality vote and all other matters will be decided by the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes are not votes cast and will not be included in calculating the number of votes necessary for approval of the matter.

Our Board of Directors unanimously recommends a vote FOR each of the nominees named below for election as director and FOR ratification of the appointment of BDO Seidman, LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2008.

ANNUAL MEETING MATTERS

Proposal 1 – Election of Directors

Our By-laws provide that the number of directors constituting our entire Board shall be nine (9), or such other number as shall be fixed by the stockholders or by our Board. At present, our Board has fixed the number of directors at five (5) members. All directors are independent under the listing standards of The Nasdaq Stock Market (“Nasdaq”).

All of our directors stand for election each year. Our Board has nominated five (5) persons for election to the position of director at the Annual Meeting. Therefore, five (5) directors are to be elected at the Annual Meeting to hold office for a term of one (1) year and until their respective successors are elected and qualified, subject to the right of our stockholders to remove any director as provided in our By-laws. Stockholders may fill any vacancy in the office of a director. In the absence of a stockholder vote, a vacancy in the office of a director may be filled by the remaining directors then in office, even if less than a quorum, or by the sole remaining director. Any director elected by our Board to fill a vacancy will serve until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. If our Board increases the number of directors, it may fill any vacancy so created.

The holders of Common Stock have one vote for each share owned as of the record date in the election of directors. The five (5) nominees receiving the greatest number of affirmative votes will be elected as directors for terms expiring in 2008.

The persons named as proxies on the enclosed proxy card were selected by our Board and have advised our Board that, unless authority is withheld, they intend to vote the shares represented by them at the Annual Meeting FOR the election of the following nominees to our Board of Directors: William F. Andrews, Richard L. Crouch, Thomas W. Golonski, Thomas G. Greig and Edward A. Nicholson, Ph.D. All of the nominees presently serve as directors on our Board.

Our Board knows of no reason why any nominee for director would be unable to serve as director. If, at the time of the Annual Meeting, any of the named nominees is unable or unwilling to serve as a director, the persons named as proxies intend to vote for such substitute as may be nominated by our Board of Directors.

The following sets forth certain information concerning nominees for election to our Board of Directors at the Annual Meeting:

William F. Andrews, 75, was elected as a director on May 18, 1992. Mr. Andrews currently is Chairman of Corrections Corporation of America (private prisons), Chairman of Katy Industries, Inc. (diversified manufacturing company) and Chairman of SVP Holdings Limited (Singer sewing machines). He was Chairman of Scovill Fasteners, Inc. and Northwestern Steel and Wire from 1996 to 2001. He has been a principal with Kohlberg & Co., a private investment company, since 1995. He is also a director of Corrections Corporation, Katy Industries, O’Charley’s, Inc. and Trex Company, Inc., all publicly-held companies.

Richard L. Crouch, 60, was elected as a director on August 10, 2004. Mr. Crouch was a General Partner with the firm of PricewaterhouseCoopers LLP from 1979 to 2004, having served as an Audit Partner principally assigned to public companies. He served in various capacities for the firm, including service as a regional accounting, auditing and Securities and Exchange Commission (“SEC”) services consultant. He retired from the firm on July 2, 2004.

Thomas W. Golonski, 64, was selected to be a director on February 11, 2003 and was elected by our stockholders on August 12, 2003. Mr. Golonski served as Chairman, President and Chief Executive Officer of National City Bank of Pennsylvania and Executive Vice President of National City Corporation from 1996 to 2005. He retired from National City in 2005. He is a director of several economic development organizations and active in other charitable and financial organizations.

Thomas G. Greig, 59, was elected as a director on August 10, 1999 and appointed as non-executive Chairman of the Board in May 2004. Mr. Greig has been a Managing Director of Liberty Capital Partners, a private equity partnership, since 1998. He is also a director of publicly-held Rudolph Technologies, Inc., a number of privately-held companies and a public, not-for-profit foundation.

Edward  A.  Nicholson,  Ph.D.,  67,  was  elected  as  a  director  on  August 10, 2004.  Dr. Nicholson served as President of Robert Morris University from 1989 to 2005 and is presently a Professor of Management at Robert Morris. He has served a number of businesses and government agencies as a consultant in the areas of long-range planning, organization design and labor relations. He is also a director of Brentwood Bank, publicly-held Shopsmith Inc. and several regional economic, charitable and cultural organizations.

Our Board of Directors unanimously recommends that our stockholders vote FOR each of the nominees for election to our Board.

Proposal 2 – Ratification of the Appointment of Independent Registered Public Accounting Firm

In August 2007, the Audit Committee of our Board appointed BDO Seidman, LLP (“BDO”) as our independent registered public accounting firm for the fiscal year ending March 31, 2008. As a sound governance matter, our Audit Committee has determined to submit the appointment to our stockholders for ratification at the Annual Meeting.

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting is required for the ratification by our stockholders of such appointment. Unless otherwise directed by our stockholders, proxies will be voted FOR the ratification of the appointment of BDO as our independent registered public accounting firm for the fiscal year ending March 31, 2008. In the event that this appointment is not ratified by the stockholders, our Audit Committee will consider this vote in determining its future appointment of our independent registered public accounting firm. Even if the appointment is ratified, our Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in our and our stockholders’ best interests.

A representative of BDO is expected to be present at the Annual Meeting, will not be making a statement but will be available to respond to appropriate questions.

Our Board of Directors unanimously recommends that our stockholders vote FOR approval of Proposal 2.

BOARD OF DIRECTORS AND CERTAIN BOARD COMMITTEES

Our Board of Directors held seven (7) meetings during Fiscal 2007. During Fiscal 2007, each director attended all meetings of our Board and each committee on which such director served. Most regular Board meetings and certain committee meetings include an executive session attended only by the non-employee members of our Board.

Stockholders can communicate with our Board or individual directors by writing to the Company’s Secretary at: Black Box Corporation, 1000 Park Drive, Lawrence, Pennsylvania 15055. Our Board believes that our annual meetings are also appropriate for stockholder communications with our Board. Our Board strongly encourages board member attendance at all meetings, including annual meetings with stockholders. All current directors, and former director Fred C. Young, attended the annual meeting of stockholders held in August 2006.

Our Board of Directors has four (4) standing committees: the Audit Committee, the Compensation Committee, the Nominating Committee and the Governance Committee.

Audit Committee

Our Audit Committee consists of Mr. Richard L. Crouch, as chair, Mr. Thomas W. Golonski and Mr. Thomas G. Greig. Each member of this committee is independent under Nasdaq’s listing standards for audit committee members.

Our Audit Committee’s duties include:

•	sole authority and direct responsibility over the selection (subject to stockholder ratification if the committee so elects) of our independent registered public accounting firm
•	evaluation, retention and replacement of our independent registered public accounting firm
•	responsibility for determining the compensation and other terms of engagement of such independent auditors

Our Audit Committee has such other duties and responsibilities as are set forth in its written charter adopted by our Board, a copy of which is posted in the “About Us” section of our Web site at http://www.blackbox.com. These other duties and responsibilities include pre-approval of all audit services and permitted non-audit services, oversight of the independent auditors, review of financial statements and SEC filings, review of the lead audit partner, review of the auditors’ independence, discussions with the auditors regarding the planning and scope of the audit, discussions regarding our internal controls over financial reporting and the establishment of procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing and the confidentiality thereof. Our Audit Committee may, from time to time, delegate authority for pre-approval of audit services and permitted non-audit services to its chair.

Our Audit Committee or its chair pre-approved all services performed by BDO during Fiscal 2007.

Our Board has determined that all of the members of our Audit Committee, Messrs. Crouch, Golonski and Greig, qualify as audit committee financial experts within the meaning of SEC regulations and that they have the requisite level of financial sophistication required under Nasdaq’s listing standards. Our Board has also determined that Messrs. Crouch, Golonski and Greig are independent within the meaning of Item 7(d)(3)(iv) of Schedule 14A of the SEC’s proxy rules.

Our Audit Committee met thirteen (13) times in Fiscal 2007.

Compensation Committee

Our Compensation Committee consists of Mr. Thomas W. Golonski, as chair, Mr. Richard L. Crouch and Mr. Thomas G. Greig. Each member of this committee is independent under Nasdaq’s listing standards.

Our Compensation Committee’s duties include:

•	reviewing and recommending to our Board the total compensation of our executive officers
•	administering our stock option plans

Our Compensation Committee operates under a written charter adopted by our Board, a copy of which is posted in the “About Us” section of our Web site. The committee’s charter permits it to delegate to subcommittees such power and authority within the scope of its authority as it deems appropriate, subject to certain restrictions set forth therein. Additionally, under our 1992 Stock Option Plan, as amended (the “Employee Plan”), our committee previously had delegated certain authority to our Chief Executive Officer to make stock option grants to non-executive employees. For a description of our committee’s processes and procedures for the consideration and determination of executive officer compensation, see the “Compensation Discussion and Analysis” section of this proxy statement.

Our Compensation Committee met five (5) times in Fiscal 2007.

Nominating Committee

Our Nominating Committee consists of Edward A. Nicholson, Ph.D., as chair, Mr. William F. Andrews and Mr. Thomas G. Greig. Each member of this committee is independent under Nasdaq’s listing standards.

Our Nominating Committee’s duties include:

•	identifying and evaluating potential candidates for any Board vacancies, including any individuals recommended by committee members, other Board members, management or our current stockholders or identified by third-party executive search firms
•	recommending to our Board individuals to be nominated for election as directors by stockholders at our annual meeting
•	recommending to our Board, from time to time, individuals to be elected by it to fill Board vacancies

This committee considers the independence, experience relative to our business and the needs of our Board, diversity and the ability to represent our stockholders in evaluating potential nominees. Potential Board members should show a willingness to fully participate in Board meetings, a proven track record of career accomplishments, the ability to make sound judgments and possess leadership qualities.

It is our Nominating Committee’s policy to consider stockholder proposals for nominees for election as directors that are nominated in accordance with our Certificate of Incorporation and our By-laws, and other applicable laws, including the rules and regulations of the SEC and any stock market on which our stock is listed for trading or quotation. Generally, such recommendations made by a stockholder entitled to notice of, and to vote at, the meeting at which such proposed nominee is to be considered are required to be written and received by the Secretary of the Company within a prescribed time period prior to the annual or special meeting. See the “Stockholder Nominations and Proposals” section of this proxy statement for a description of the procedures to be followed in order to submit a recommendation for a nominee.

Our Nominating Committee operates under a written charter adopted by our Board, a copy of which is posted in the “About Us” section of our Web site.

The Nominating Committee met three (3) times in Fiscal 2007.

Governance Committee

Our Governance Committee consists of Mr. William F. Andrews, as chair, Mr. Thomas W. Golonski and Edward A. Nicholson, Ph.D. Each member of this committee is independent under Nasdaq’s listing standards.

Our Governance Committee’s duties include:

•	responsibility for reviewing, on an ongoing basis, the corporate governance practices and principles established and implemented by our Board and management
•	monitoring trends and regulatory requirements in corporate governance and recommending to our Board any changes in our corporate governance practices and functions based upon such trends and regulatory requirements
•	performing an annual evaluation of the objectives and performance of the members of our Board in connection with its review of the compensation paid to Board members

Director compensation is determined based on the collective experience and knowledge of the members of our Governance Committee. The committee has engaged an outside compensation consultant to assist the committee with the determination of appropriate non-employee director compensation.

Our Governance Committee monitors our corporate governance scoring as developed by Institutional Shareholder Services (“ISS”), an independent service. Our ISS Corporate Governance Quotient score as of June 2007 indicated that we outperformed 83% of the companies in the technology hardware and equipment group and 66% of the companies in the Standard & Poor’s 600 Index.

Our Governance Committee operates under a written charter adopted by our Board, a copy of which is posted in the “About Us” section of our Web site.

Our Governance Committee met two (2) times in Fiscal 2007.

LITIGATION INVOLVING DIRECTORS AND OFFICERS

In November 2006, two stockholder derivative lawsuits were filed against the Company itself, as a nominal defendant, and several of our current and former officers and directors, including Fred C. Young, Roger E. M. Croft, Michael McAndrew, Francis Wertheimber, William F. Andrews and Thomas G. Greig, in the United States District Court for the Western District of Pennsylvania. The two substantially identical stockholder derivative complaints allege that the individual defendants improperly backdated grants of stock options to several officers and directors in violation of our stockholder-approved stock option plans, improperly recorded and accounted for backdated stock options in violation of generally accepted accounting principles (“GAAP”), improperly took tax deductions based on backdated stock options in violation of the Internal Revenue Code of 1986, as amended (the “Code”), produced and disseminated false financial statements and SEC filings to our stockholders and to the market that improperly recorded and accounted for the backdated option grants, concealed the alleged improper backdating of stock options and obtained substantial benefits from sales of our Common Stock while in the possession of material inside information. The complaints seek damages on behalf of the Company against certain current and former officers and directors and allege breach of fiduciary duty, unjust enrichment, securities law violations and other claims.

The two lawsuits have been consolidated into a single action as In re Black Box Corporation Derivative Litigation, Master File No. 2:06-CV-1531-TMH, and plaintiffs filed a consolidated amended complaint on January 29, 2007. The parties have stipulated that responses by the defendants, including the Company, are due on or before September 4, 2007.

POLICIES AND PROCEDURES RELATED TO THE APPROVAL
OF TRANSACTIONS WITH RELATED PERSONS

Our policies and procedures for review, approval or ratification of transactions with related persons are not contained in a single policy or procedure; instead, relevant aspects of such program are drawn from various corporate documents. Most importantly, our Audit Committee’s charter provides that it must review and, if appropriate, approve or ratify all transactions between us and any related persons.

Our Standards of Business Conduct require that all of our and our subsidiaries’ directors, officers and employees refrain from activities that might involve a conflict of interest. Additionally, our Code of Ethics provides that each of our and our subsidiaries’ directors, officers and employees must openly and honestly handle any actual, apparent or potential conflict between that individual’s personal and business relationships and our interests. Before making any investment, accepting any position or benefit, participating in any transaction or business arrangement or otherwise acting in a manner that creates or appears to create a conflict of interest, such person must make a full disclosure of all relevant facts and circumstances to, and obtain the prior written approval of, our Chief Financial Officer or our General Counsel. Our Chief Financial Officer and our General Counsel make reports to our Audit Committee, pursuant to the terms of its charter, regarding compliance with our Code of Ethics. Further, our Chief Financial Officer makes reports to the Audit Committee with respect to proposed related party transactions for which that committee’s approval would be required.

COMPENSATION OF DIRECTORS

The following table sets forth the compensation of our non-employee directors in Fiscal 2007:

DIRECTOR COMPENSATION – FISCAL 2007

Name(1)	Fees Earned	Option	Total
	or Paid	Awards(3)(4)(5)	($)
	in Cash(2)	($)
	($)

William F. Andrews	9,750	56,561	66,311
Richard L. Crouch	35,250	56,561	91,811
Thomas W. Golonski	29,250	56,561	85,811
Thomas G. Greig	89,250	56,561	145,811
Edward A. Nicholson, Ph.D.	9,750	56,561	66,311

(1)	Fred C. Young was a director until his resignation on May 20, 2007. Mr. Young’s compensation for Fiscal 2007 is reported in the “Summary Compensation Table” and other tables in this proxy statement. He did not receive any additional compensation in connection with his service on our Board.

(2)	During Fiscal 2007, each of our non-employee directors received a fee of $7,500 per annum, paid quarterly, and an additional fee of $375 for each Board meeting attended in person. Our non-executive Chairman of the Board also received an annual fee of $60,000, paid quarterly. Audit Committee members received a fee of $1,500 for each meeting of the committee attended in person or by telephone. Our Audit Committee chair also received an annual fee of $6,000, paid quarterly.

(3)	Our Board and our stockholders have adopted our 1992 Director Stock Option Plan, as amended (the “Director Plan”), and have authorized the issuance of stock options and stock appreciation rights covering up to 270,000 shares of Common Stock under this plan (subject to appropriate adjustments in the event of stock splits, stock dividends and similar dilutive events). Under the Director Plan, our Compensation Committee may grant stock options and stock appreciation rights to our non-employee directors.

(4)	Reflects the dollar amount recognized for financial statement reporting purposes for Fiscal 2007, in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), and, thus, includes amounts from awards granted in and prior to Fiscal 2007. See Note 14 of the Notes to the Consolidated Financial Statements in our 2007 Form 10-K regarding weighted-average assumptions underlying the valuation of stock options granted in Fiscal 2007 and Note 1 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2006 (“2006 Form 10-K”) regarding weighted-average assumptions underlying the valuation of stock options granted in the fiscal year ended March 31, 2006 (“Fiscal 2006”), the fiscal year ended March 31, 2005 (“Fiscal 2005”) and the fiscal year ended March 31, 2004 (“Fiscal 2004”). In September 2006, our non-employee directors were each granted an option to purchase 7,000 shares of Common Stock, under the Director Plan, at an exercise price of $39.41 per share, the fair market value of the Common Stock on the grant date. The grant date fair value of these options, computed in accordance with SFAS 123(R), was $129,868.

(5)	The following table sets forth the outstanding options, both exercisable and unexercisable, held by each non-employee director as of March 31, 2007:

Name	Outstanding
Options
(#)
William F. Andrews	59,002
Richard L. Crouch	20,000
Thomas W. Golonski	31,000
Thomas G. Greig	46,002
Edward A. Nicholson, Ph.D.	20,000

Changes to Director Compensation

On May 21, 2007, upon recommendation of the Governance Committee, our Board elected to increase the compensation that non-employee directors receive with respect to attendance at Board and Board committee meetings (other than the Audit Committee). Following the increase, such directors will receive a fee of $2,000 for each Board meeting attended in person, $1,000 for each Board meeting attended by telephone and $1,000 for each Board committee meeting attended in person or by telephone (other than the Audit Committee). Our Governance Committee has engaged an outside compensation consultant to assist the committee with the determination of appropriate non-employee director compensation.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

COMPENSATION DISCUSSION AND ANALYSIS

Role of Our Compensation Committee and Our Compensation Philosophy

Our Compensation Committee evaluates and recommends to our Board our compensation philosophy and practices and is charged with administering our compensation program for our named executive officers: Fred C. Young, our former Chief Executive Officer; R. Terry Blakemore, our interim President and Chief Executive Officer; Michael McAndrew, our Vice President, Chief Financial Officer, Treasurer and Secretary; Roger E. M. Croft, our Senior Vice President and Francis W. Wertheimber, our Senior Vice President. Our Compensation Committee believes that the total executive compensation package paid to our named executive officers should be designed to pay-for-performance by facilitating the achievement of our short- and long-range goals, recognizing individual executive performance and contributions and promoting increased value creation for our stockholders.

Objectives of Our Compensation Program

In line with our philosophy, our Compensation Committee has developed the following objectives for our compensation program which are to:

•	hire, train, develop, compensate and retain high quality executives for our success
•	provide incentives for executives to align their goals with those of our stockholders in the form of fixed and at-risk, variable compensation

Our compensation program rewards our named executive officers and other key employees for:

•	outstanding contributions to the achievement of our goals and overall success, particularly growth in annual profits and cash flow
•	successful completion of acquisitions of targeted companies and their integration into the Company

Components of Our Executive Compensation Program

•	base salary
•	annual cash bonus
•	long-term incentive compensation in the form of stock options

In designing our compensation program, our Compensation Committee, in line with our pay-for-performance philosophy, has historically placed emphasis upon at-risk, variable compensation in the form of annual cash bonuses and/or grants of stock options. In the case of stock options, stock options were granted under the Employee Plan which was amended in the fiscal years ended March 31, 1995 through 2006 pursuant to stockholder votes to increase the number of shares available for the grant of options thereunder. At our annual meeting of stockholders in August 2006, the proposed amendment to the Employee Plan to increase the number of shares available for issuance was not approved by our stockholders. As a result, in Fiscal 2007, our Compensation Committee did not have a sufficient number of shares available to grant stock options to our named executive officers and other key employees in accordance with historical practices.

Our Compensation Committee has been and is currently re-evaluating the nature and structure of our compensation program and the relative mix of cash and equity incentives to be awarded to our named executive officers and other key employees. Our Compensation Committee continues to believe, however, that some form of equity compensation will continue to be an important part of our executive compensation program.

Overview of Annual Setting of Executive Compensation

Under our current process, our Chief Executive Officer meets with our Compensation Committee and makes recommendations to the committee regarding each element of compensation to be paid to our named executive officers (other than our Chief Executive Officer) and other key employees, which recommendations are based upon the individual’s performance in the prior fiscal year,  the  individual’s experience,  the  requirements  of  the  position and the individual’s relative ability to impact our overall success. Our Compensation Committee considers our Chief Executive Officer’s recommendations and further uses the committee members’ collective knowledge of industry and market pay practices of similarly-situated executives as well as our overall compensation philosophy in connection with approving each component of compensation paid to our named executive officers and other key employees. Our Compensation Committee then submits its recommendations to our Board for review and approval. In the case of our Chief Executive Officer, our Compensation Committee reviews the Chief Executive Officer’s performance in the prior fiscal year, experience and impact on our overall success, and uses the committee members’ collective knowledge of industry and market pay practices regarding chief executive officer compensation and makes recommendations regarding each element of his compensation to our Board for review, discussion and approval.

Our Compensation Committee believes that the annual compensation paid to our named executive officers and other key employees has been competitive with that paid to other similarly-situated executives in the industry. As mentioned above, our Compensation Committee has been and is currently engaged in a re-evaluation of our compensation program and has hired an outside compensation consultant to assist the committee with the development of a more formal, competitive compensation program for our named executive officers and other key employees for the fiscal year ending March 31, 2008 (“Fiscal 2008”) and beyond.

Summary of Fiscal 2007 Executive Compensation Program Decisions

The following is a summary of the compensation decisions, described in more detail below with respect to our named executive officers, that were made with respect to Fiscal 2007: (i) for each named executive officer (other than Messrs. Blakemore and Croft, for the reasons discussed below), our Board approved their respective base salaries, (ii) for Mr. Wertheimber, our Board, based on the recommendation of our Compensation Committee, approved the payment of a discretionary bonus of $100,000 and (iii) for Mr. McAndrew, our Compensation Committee approved the grant to him of a bonus in the form of cash or stock options as selected by him.

Base Salary

Our Compensation Committee and our Chief Executive Officer together annually review the base salaries of each of our named executive officers (other than our Chief Executive Officer) and, in the case of our Chief Executive Officer, the committee conducts its own review. In line with our pay-for-performance philosophy, base salaries are typically set below market, with more emphasis placed upon performance-based compensation in the form of cash bonuses and stock options. Each year, our Compensation Committee may recommend to our Board to keep base salary levels the same or to increase or decrease them based upon whether they are competitive in the industry, the executive’s performance and/or on whether an executive’s contributions to us have been significant during the year. In Fiscal 2007, the base salaries of Messrs. Young, Wertheimber and McAndrew were increased, in light of their respective performance and greater job responsibilities as a result of our growth, to $600,000, $250,000 and $250,000, respectively. At the time our Compensation Committee and our Board reviewed and approved the base salaries of our named executive officers, Mr. Blakemore was not an executive officer and, thus, Mr. Young determined his base salary for Fiscal 2007 (although the committee was aware of Mr. Blakemore’s base salary level as determined by Mr. Young). Mr. Croft and the Company had previously agreed upon his salary in light of his reduced role in the management of the Company and, therefore, there was no reason to review his salary for Fiscal 2007.

For information regarding the Fiscal 2007 base salaries of our named executive officers, see the “Summary Compensation Table” in this proxy statement.

Bonuses

In years prior to Fiscal 2007, our Compensation Committee and our Board had approved annual cash bonus plans, generally in which bonus payments were made if the performance goals were achieved. If the targets were not achieved, the committee generally did not recommend that our Board approve the payment of a bonus. In recent years, some of the goals of the annual cash bonus plans, among others, were achievement of earnings per share, accounts receivable levels as measured by days sales outstanding (“DSOs”) and operating income targets.

Our Compensation Committee, in light of its on-going re-evaluation of the compensation program, determined not to adopt an annual cash bonus plan applicable to our named executive officers in  Fiscal 2007  (but  did  do so for

Fiscal 2008 as described below). Instead, a Fiscal 2007 bonus arrangement for Mr. Blakemore was reviewed by our Board and authorized by our Chief Executive Officer in February 2006 and, in the case of  our  named executive officers at that time, our Compensation Committee determined to review Fiscal 2007 performance and then potentially to approve discretionary bonuses based on performance.

The Fiscal 2007 bonus arrangement for Mr. Blakemore provided that if revenues generated from merger and acquisition activities met or exceeded $100 million, he would be entitled to receive a target bonus of $100,000. Such target was exceeded and he was paid a $100,000 bonus under this arrangement.

Additionally, in May 2007, our Compensation Committee and our Board approved the payment of a $100,000 discretionary bonus to Mr. Wertheimber based on operating margin and DSOs performance of the business unit under his management in Fiscal 2007. No other bonuses were determined to be paid.

Long-Term Compensation – Stock Options

In determining the number of stock options to grant to our named executive officers, our Compensation Committee takes into consideration individual performance, the individual’s contribution to our financial performance for the fiscal year and the shares available for granting under the Employee Plan, with the understanding that the Black-Scholes value of the options granted has remained fairly consistent from year to year. In Fiscal 2006, based upon individual performance, our Compensation Committee and our Board had approved stock option awards to Messrs. Young, Wertheimber and McAndrew.

As described above, given the limited availability of shares under the Employee Plan to grant option awards in Fiscal 2007, our Compensation Committee determined to grant only one award to our named executive officers. In connection with his exceptional performance in the successful closing of the acquisition of NextiraOne, LLC (the “NXO Acquisition”), Mr. McAndrew was offered the choice of a discretionary cash bonus of $100,000 or a grant of a stock option to purchase 10,000 shares of Common Stock with an exercise price equal to the fair market value of the Common Stock on the grant date. Mr. McAndrew chose an option award, which award vests ratably over a three-year period and is subject to the terms and conditions of the Employee Plan and the form of stock option agreement adopted by our Compensation Committee. In addition, Mr. Blakemore was awarded a stock option to purchase 10,000 shares of Common Stock for his leading role in the NXO Acquisition. Since Mr. Blakemore was not an executive officer at the time of the grant of such award, his grant was determined by Mr. Young.

For more information regarding the Employee Plan and the Fiscal 2007 stock option awards to Mr. McAndrew and Mr. Blakemore, see the “Summary Compensation Table” and the “Grants of Plan-Based Awards Table” in this proxy statement.

Historical Equity Grant Practices and New Grant Policy

In November 2006, we received a letter of informal inquiry from the Enforcement Division of the SEC relating to our stock option practices from January 1, 1997 to the present. As a result, our Audit Committee, with the assistance of outside legal counsel, commenced an independent review of our historical stock option grant practices and related accounting for stock option grants during the period from 1992 to the present (the “Review Period”). Our Audit Committee concluded, among other things, that for a majority of grants issued by us there was either no or inadequate documentation of approval actions that satisfies the requisites for establishing a measurement date under GAAP, that relatively few option grants were approved in complete compliance with our stock option plans, that the delegation of authority by our Compensation Committee to our Chief Executive Officer to approve grants to rank and file employees was not fully documented, that, in several cases, the use of grant dates and lower exercise prices, together with other available evidence, supports a finding that these dates and exercise prices were selected with the benefit of hindsight and that our internal controls with respect to stock option grants were inadequate. In light of these conclusions, we have restated our historical financial statements as set forth in our 2007 Form 10-K, our Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2006 and our amended Quarterly Reports on Form 10-Q/A for the fiscal quarters ended September 30, 2006 and July 1, 2006. Such filings contain detailed information about the restatement, its underlying circumstances and related matters.

Our Audit Committee expects to recommend to our Board and/or its appropriate committees procedural enhancements that appropriately address the issues raised by the committee’s findings.   While our Audit Committee

has not completed its consideration of all such steps, procedural enhancements may include recommendations regarding improved stock option administration procedures and controls, training and monitoring compliance with those procedures, corporate recordkeeping, corporate risk assessment, evaluation of the internal compliance environment and other remedial steps that may be appropriate. Any such procedural enhancements will be recommended by our Audit Committee to our Board and/or appropriate Board committee for adoption. In advance of action by our Audit Committee, we have implemented additional procedures to our process for approving stock option grants that are focused on formalized documentation of appropriate approvals and determination of grant terms to employees and directors. Such procedures that have been implemented, as well as any procedural enhancements and remedial measures that will be adopted, will apply to our existing stock option plans.

In light of the findings of our Audit Committee’s review, William F. Andrews, Thomas W. Golonski and Thomas G. Greig, three of our current directors who also served during portions of the Review Period and who hold options as to which the measurement date was adjusted in connection with our restatement, agreed voluntarily to reprice those outstanding options with a recorded exercise price less than the fair market value of our Common Stock on the accounting measurement date as determined by our Audit Committee so that the exercise price matches the fair market value of our Common Stock on such accounting measurement date. In addition, Michael McAndrew, who became our Chief Financial Officer in December 2002, also agreed voluntarily to reprice the one option granted to him after he became Chief Financial Officer with a recorded exercise price less than the fair market value of our Common Stock on the accounting measurement date as determined by our Audit Committee so that the exercise price matches the fair market value of our Common Stock on such accounting measurement date.

Our Audit Committee’s ongoing review includes an evaluation of the role of and possible claims or other remedial actions against our current and former personnel who may be found to have had responsibility for identified problems during the Review Period. Accordingly, our Audit Committee has begun to address and is addressing and expects to continue to address issues of individual conduct or responsibility, including those of our Board, Chief Executive Officers and Chief Financial Officers serving during the Review Period. In connection therewith, based on the findings of our Audit Committee as to Fred C. Young, our former Chief Executive Officer who resigned on May 20, 2007, our Audit Committee concluded and recommended to our Board, and our Board determined, that Mr. Young could have been terminated due to Cause for Termination (as defined in his agreement dated May 11, 2004) at the time Mr. Young resigned as a director and as an officer of the Company on May 20, 2007. In light of that determination and the terms of the agreements with Mr. Young, all outstanding stock options held by Mr. Young terminated as of the date of his resignation.

Our Audit Committee may recommend additional remedial measures that appropriately address the issues raised by its findings. Such potential remedial measures may include possible claims or other remedial actions against our current and former personnel who may be found to have been responsible for identified problems during the Review Period.

Description of Compensation Practices and Policies for Fiscal 2008

In connection with Mr. Blakemore assuming the executive positions of interim President and Chief Executive Officer, our Compensation Committee approved the payment to him of a bonus in the amount of $75,000.

Since the amendment to the Employee Plan was not approved by our stockholders at our annual meeting of stockholders held in August 2006, our Compensation Committee determined to place greater emphasis upon the variable cash component of the compensation program. In May 2007, our Compensation Committee approved an executive incentive bonus plan for Fiscal 2008 under which a bonus pool will be created based on reported operating earnings per share. Payout of the bonus pool will be based upon DSOs at fiscal year end with, on the low end, 75% of the pool payable upon the achievement of approximately 90% of the DSOs target and, on the high end, 100% payout of the pool upon the achievement of 100% of the DSOs target. Additionally, payments may be made at the discretion of our Board. Messrs. Blakemore, Wertheimber and McAndrew are participants in this plan as well as other key employees. The bonus pool, if paid out, will be shared equally by each participant in the plan and participants must be employed with us on the payment date to be entitled to such bonus.

Change-in-Control Arrangements

We entered into an agreement with Mr. Young in May 2004, with Messrs. Croft and Wertheimber in November 2004 and with Messrs. McAndrew and Blakemore in May 2007. Mr. Young resigned from his position as our Chief Executive Officer and as a director on May 20, 2007.

The agreements with Messrs. Croft, Wertheimber, McAndrew and Blakemore generally provide for certain benefits to these named executive officers in the event that their respective employment is terminated within two (2) years of a change of control either by (i) us for a reason other than cause, death, disability or retirement or (ii) the named executive officer’s resignation for good reason.

Our Compensation Committee and our Board approved these agreements and the change-in-control provisions in the Employee Plan to reduce the distraction regarding the impact of such a transaction on the personal situation of a named executive officer and to incent them to remain with us through the consummation of a change-in-control transaction, if any.

Report of the Compensation Committee

The Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this proxy statement. Based on the foregoing review and discussions, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement.

The information contained in this report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates it by reference into such filing.

Compensation Committee:

Thomas W. Golonski, Chairman
Richard L. Crouch
Thomas G. Greig

SUMMARY COMPENSATION TABLE – FISCAL 2007

The following table sets forth cash compensation paid by us and our subsidiaries, as well as other compensation paid or accrued during Fiscal 2007, to (i) our principal executive officer during Fiscal 2007, Fred C. Young, (ii) R. Terry Blakemore, who was appointed our interim President and Chief Executive Officer on May 21, 2007 following Mr. Young’s resignation, (iii) our principal financial officer, Michael McAndrew, (iv) Francis W. Wertheimber, an executive officer at the end of Fiscal 2007 who received total compensation (determined in accordance with SEC rules) in Fiscal 2007 that exceeded $100,000 and (v) Roger E. M. Croft, who was an executive officer during Fiscal 2007 but was not serving as an executive officer as of the last day of Fiscal 2007 (each, a “Named Executive Officer”). Such compensation was paid for services rendered in all capacities to us and our subsidiaries:

Name and Principal Position	Year	Salary	Bonus	Option	Non-Equity	Change in	All Other		Total
		($)	($)	Awards(1)	Incentive	Pension	Compensation		($)
				($)	Plan	Value and	($)
					Compensation	Nonqualified
					($)	Deferred
						Compensation
						Earnings
						($)

Fred C. Young,	2007	481,437	—	1,535,561	—	—	5,826	(3)	2,022,824
Chief Executive Officer(2)
R. Terry Blakemore,	2007	186,058	—	351,482	100,000	152,746 (4)	13,282	(5)	803,568
Interim President and Chief Executive Officer
Michael McAndrew,	2007	164,959	—	286,697	—	—	4,663	(3)	456,319
Vice President, Chief Financial Officer, Treasurer and Secretary
Francis W. Wertheimber,	2007	217,759(6)	100,000	299,801	—	—	59,509	(6)(7)	677,069
Senior Vice President
Roger E. M. Croft,	2007	122,010(8)	—	299,801	—	—	71,639	(8)(9)	493,450
Senior Vice President

(1)	Reflects the dollar amount recognized for financial statement reporting purposes for Fiscal 2007, in accordance with SFAS 123(R), and, thus, includes amounts from awards granted in and prior to Fiscal 2007. See Note 14 of the Notes to the Consolidated Financial Statements in our 2007 Form 10-K regarding weighted-average assumptions underlying the valuation of stock options granted in Fiscal 2007 and Note 1 of the Notes to Consolidated Financial Statements in our 2006 Form 10-K regarding weighted-average assumptions underlying the valuation of stock options granted in Fiscal 2006, Fiscal 2005 and Fiscal 2004.

(2)	Mr. Young resigned from his position as our Chief Executive Officer and as a director on May 20, 2007.

(3)	Represents amounts paid by us for the individual under a 401(k) plan and payments for life insurance premiums.

(4)	Mr. Blakemore participates in the Retirement and Security Program of the National Telecommunications Cooperative Association (the “NTCA Plan”). One of our subsidiaries is a member of the National Telecommunications Cooperative Association, which sponsors the NTCA Plan, a multiple employer pension plan in which such subsidiary participates as a contributing employer. The amount in this column represents the aggregate change in actuarial present value of his accumulated benefits under the NTCA Plan from December 31, 2005 to December 31, 2006 (the last day of the NTCA Plan’s most recently completed fiscal year). For more information regarding the NTCA Plan and the assumptions used to calculate this amount, see the “Pension Benefits Table” and “Understanding Our Pension Benefits Table” in this proxy statement.

(5)	Represents the Company’s contributions to the NTCA Plan and payments for life insurance premiums.

(6)	Represents amounts paid in Japanese yen and converted to U.S. dollars using an exchange rate as of March 30, 2007 (.008486 U.S. dollars for each Japanese yen).

(7)	Mr. Wertheimber is a resident of Japan and, under Japanese law, must enroll in Japan’s national pension system to which we make contributions. For Fiscal 2007, we contributed $47,210 to this pension system on his behalf. We also provided him with a vehicle allowance and paid certain other vehicle-related expenses.

(8)	Represents amounts paid in British pounds sterling and converted to U.S. dollars using an exchange rate as of March 30, 2007 (1.9679 U.S. dollars for each British pound sterling).

(9)	Mr. Croft is a resident of the United Kingdom and participates (along with other similarly-situated employees in the United Kingdom) in a private pension scheme to which we make contributions. For Fiscal 2007, we contributed $31,010 to this pension scheme on his behalf. He also received vehicle and fuel allowances of $40,629.

GRANTS OF PLAN-BASED AWARDS – FISCAL 2007

The following table sets forth each grant of awards made to our Named Executive Officers in Fiscal 2007 under plans established by us:

Name	Grant Date	Estimated Possible	All Other	Exercise or	Closing	Grant Date
		Payouts Under	Option	Base Price of	Market Price	Fair Value of
		Non-Equity	Awards:	Option	on Date of	Stock and
		Incentive Plan	Number of	Awards	Grant	Option
		Awards	Securities	($/Sh)	($)	Awards(2)
		Target	Underlying			($)
		($)	Options(1)
(#)

Fred C. Young	—	—	—	—	—	—
R. Terry Blakemore	04/12/2006	—	10,000	39.77	46.25 (4)	245,708
	—	100,000 (3)	—	—	—	—
Michael McAndrew	06/15/2006	—	10,000	38.97 (5)	39.19 (5)	180,300
Francis W. Wertheimber	—	—	—	—	—	—
Roger E. M. Croft	—	—	—	—	—	—

(1)	Our Board and our stockholders have adopted the Employee Plan and have authorized the issuance of options and stock appreciation rights covering up to 9,200,000 shares of Common Stock under this plan (subject to appropriate adjustments in the event of stock splits, stock dividends and similar dilutive events). Stock options and stock appreciation rights may be granted under the Employee Plan to key salaried and hourly employees (including those who may also be directors but who are not members of our Compensation Committee).

(2)	Calculated in accordance with SFAS 123(R).

(3)	For Fiscal 2007, we established a bonus arrangement for Mr. Blakemore that did not include a threshold or maximum award level. He achieved the pre-established performance objectives in connection with his bonus arrangement and was, therefore, paid the full amount of the target award, as set forth in the “Summary Compensation Table” in this proxy statement. Additional information with respect to his bonus arrangement is provided in the “Compensation Discussion and Analysis” section of this proxy statement.

(4)	In connection with the review of our historical stock option grant practices as described in the “Compensation Discussion and Analysis – Historical Equity Grant Practices and New Grant Policy” section of this proxy statement, this option grant was deemed by our Audit Committee to have a “measurement date” for purposes of SFAS 123(R) of April 12, 2006, the date that such option was entered into our stock option database. The “Closing Market Price on Date of Grant” is the closing price of our Common Stock on April 12, 2006.

(5)	SEC rules require disclosure of the closing market price of the underlying security on the grant date where the exercise price is less than such closing market price. The exercise price of this option, in accordance with the provisions of the Employee Plan, was determined by averaging the high and low sales prices of our Common Stock on the grant date.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END – FISCAL 2007

The following table sets forth all unexercised stock options which have been awarded by us to our Named Executive Officers and are outstanding as of March 31, 2007:

	Option Awards
Name	Number of Securities	Number of Securities		Option	Option
	Underlying	Underlying		Exercise Price	Expiration
	Unexercised Options	Unexercised Options		($)	Date
	(#)	(#)
	Exercisable	Unexercisable

Fred C. Young(1)	45,000	—		21.4400	04/23/2007
	175,000	—		30.2500	01/13/2008
	195,000	—		21.9375	10/08/2008
	20,000	—		32.1407	04/08/2009
	30,000	—		45.0625	08/30/2009
	145,000	—		49.3125	10/21/2009
	140,402	—		42.2500	10/11/2010
	195,000	—		41.4500	09/21/2011
	145,000	—		44.3700	11/13/2012
	100,000	—		40.5500	10/01/2013
	133,333	66,667		34.7650	08/18/2014
	110,000	—		39.7700	10/31/2015
R. Terry Blakemore	—	6,667	(2)	34.2900	08/11/2014
	60,000	—		39.7700	10/31/2015
Michael McAndrew	15,000	—		30.2500	01/13/2008
	7,500	—		45.0625	08/30/2009
	8,552	—		42.2500	10/11/2010
	15,000	—		41.4500	09/21/2011
	15,000	—		28.5400	10/09/2012
	20,000	—		40.5500 (3)	10/01/2013
	26,666	13,334	(2)	34.2900	08/11/2014
	50,000	—		39.7700	10/31/2015
	—	10,000	(4)	38.9650	06/15/2016
Francis W. Wertheimber	25,000	—		45.0625	08/30/2009
	21,772	—		42.2500	10/11/2010
	25,000	—		41.4500	09/21/2011
	25,000	—		44.3700	11/13/2012
	5,000	—		44.9100	12/19/2012
	35,000	—		40.5500	10/01/2013
	33,333	16,667	(2)	34.2900	08/11/2014
	50,000	—		39.7700	10/31/2015
Roger E. M. Croft	35,000	—		45.0625	08/30/2009
	26,817	—		42.2500	10/11/2010
	30,000	—		41.4500	09/21/2011
	30,000	—		44.3700	11/13/2012
	—	16,667	(2)	34.2900	08/11/2014

(1)	The option in the above table with an option expiration date of April 23, 2007 terminated unexercised as of that date. All of Mr. Young’s other stock options outstanding as of March 31, 2007 shown in the table terminated as of May 20, 2007, the date of his resignation. See “Potential Payments Upon Termination or Change-in-Control — Estimated Termination and Change-in-Control Payments — Fred C. Young” in this proxy statement.

(2)	The remaining unvested options vested on August 11, 2007.

(3)	Mr. McAndrew voluntarily agreed to reprice this option exercise price to $42.93. See “Executive Compensation and Other Information — Compensation Discussion and Analysis — Historical Equity Grant Practices and New Grant Policy” in this proxy statement.

(4)	These options will vest in three (3) equal annual installments beginning on June 15, 2007.

OPTION EXERCISES AND STOCK VESTED TABLE – FISCAL 2007

The following table sets forth information concerning each exercise of stock options by our Named Executive Officers during Fiscal 2007:

	Option Awards
Name	Number of	Value Realized
	Shares	on Exercise
	Acquired	($)
	on Exercise
	(#)

Fred C. Young	65,000	1,011,725
R. Terry Blakemore	13,333	85,398
Michael McAndrew	—	—
Francis W. Wertheimber	—	—
Roger E. M. Croft	16,667	112,086

PENSION BENEFITS TABLE – FISCAL 2007

The following table provides information with respect to each plan that provides for specified retirement payments or benefits, or payments or benefits that will be provided primarily following retirement to our Named Executive Officers, including tax-qualified defined benefit plans and supplemental employee retirement plans, but excluding defined contribution plans:

Name	Plan Name	Number of	Present	Payments
		Years Credited	Value of	During Last
		Service	Accumulated Benefit	Fiscal Year
		(#)	($)	($)

Fred C. Young	—	—	—	—
R. Terry Blakemore	NTCA Plan	26 (1)	1,240,955 (2)	12,466
Michael McAndrew	—	—	—	—
Francis W. Wertheimber	—	—	—	—
Roger E. M. Croft	—	—	—	—

(1)	Mr. Blakemore commenced participation in the NTCA Plan in October 1985 and was granted service credit back to March 1981. This additional service credit granted to him only has the effect of making him retirement eligible, without any benefit reduction, at an earlier date and does not result in any augmentation of benefits paid to him.

(2)	The actuarial present value of Mr. Blakemore’s accumulated benefits under the NTCA Plan was computed as of December 31, 2006 (the last day of the most recently completed fiscal year of the NTCA Plan). The amount was computed using the following assumptions and valuation methods: (i) a retirement age of 55 (the earliest age at which he could retire without any benefit reduction due to age), (ii) an annual increase of 2% of compensation, (iii) 2003 Group Annuity Reserving mortality table and (iv) a discount rate of 7.5%.

UNDERSTANDING OUR PENSION BENEFITS TABLE

The Retirement and Security Program of the National Telecommunications Cooperative Association

The NTCA Plan is a multiple employer pension plan which is the main pension plan for over 390 employers who are members of the National Telecommunications Cooperative Association (of which one of our subsidiaries is a member). The NTCA Plan will pay retirement benefits to Mr. Blakemore based on his years of service with us and his compensation. As a qualified plan, the NTCA Plan is subject to various requirements on coverage, funding, vesting and the amount of compensation which may be taken into account in calculating benefits.

Normal Retirement. The “normal retirement benefit” under the NTCA Plan is the benefit which will be received at the normal retirement date, which is the first day of the month containing Mr. Blakemore’s 65th birthday. The normal retirement benefit is expressed as a life annuity with ten (10) years certain.

The normal retirement benefit is the sum of the basic normal retirement benefit that Mr. Blakemore has accrued on the basis of active participation and certain other types of benefits such as fixed benefits, supplemental benefits and benefit upgrades. The basic normal retirement benefit increases as Mr. Blakemore’s average compensation increases and is based on: (i) “High-5 Compensation” which means the average of his W-2+ Compensation (defined below) for the five (5) years of the last ten (10) years during which his W-2+ Compensation was the highest (“W-2+ Compensation” means W-2 wages, including any bonuses, overtime and commissions, plus pre-tax 401(k) contributions, Section 125 contributions (cafeteria plan contributions) and Section 457 contributions (contributions to a non-qualified deferred compensation plan adopted after 1986 by a tax-exempt employer) and, effective for plan years beginning after December 31, 2000, Section 132(f)(4) income (qualified transportation fringe benefit income), but excluding income attributable to employer-sponsored group term life insurance over $50,000), (ii) total accruals, which is generally the sum of certain contribution percentages (both employer and employee) made on his behalf plus contribution percentages added through program upgrades, rollovers and prior service benefits, (iii) the applicable program actuarial factor and (iv) applicable uplift multiplier.

Additionally, the maximum annual pension which Mr. Blakemore accrues may never exceed 100% of his average W-2+ Compensation (taxable compensation prior to January 1, 1998) for his “High-3” (“High-3” compensation refers to the average of the highest three (3) consecutive years of Mr. Blakemore’s W-2+ Compensation) years before retirement.

Early Retirement. The NTCA Plan permits early retirement on or after the first day of the month in which Mr. Blakemore reaches the age of 55. At age 55, Mr. Blakemore (assuming continued employment with us) will be entitled to unreduced retirement benefits at that time pursuant to the “Rule-of-85.” The Rule-of-85 allows certain plan participants to retire early (before the age of 65 but not before age 55) without an actuarial reduction in their accrued benefits for retiring before age 65. Under this formula, the sum of a participant’s age at retirement and number of years of service must equal or exceed 85 in order for the participant to be eligible for “Rule-of-85” benefits.

Late Retirement. The NTCA Plan permits late retirement (retirement after the age of 65). If a participant retires late, the participant’s retirement benefits automatically will be increased by one-quarter of one percent (.25%) for each month the participant delays retirement beyond age 65. Additionally, if a participant continues working after his 65th birthday, benefits may increase through additional accruals and higher High-5 Compensation.

Forms of Payment. The NTCA Plan provides for the following forms of payment options: (i) 10-years certain and life thereafter, (ii) 5-years certain and life thereafter, (iii) life only, (iv) if married, a qualified joint and survivor annuity (with 50% of the monthly amount payable during the participant’s lifetime continued after the participant’s death to his surviving spouse for the  life  of  the  surviving  spouse),  (v) if  married,  a  qualified  joint  and  survivor annuity (with 66 2/3% of the monthly amount payable during the participant’s lifetime continued after the participant’s death to his surviving spouse for the life of the surviving spouse), (vi) if married, a qualified joint and survivor annuity (with 100% of the monthly amount payable during the participant’s lifetime continued after the participant’s death to his surviving spouse for the life of the surviving spouse), (vii) if married, a qualified joint and survivor annuity under (iii) – (vi) (with the annuity that is payable guaranteed for 10 years following retirement and then payable at 50%, 66 2/3% or 100% to the spouse (if the participant predeceases the surviving spouse)), (viii) an annuity under (i) – (vii) that is supplemented by a certain amount between the time of retirement and either age 62 or normal social security retirement age, and then actuarially reduced once that age is reached, (ix) a combination of a partial single sum and any one of the foregoing annuity options, (x) a guaranteed annuity option or (xi) a single lump sum.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

We do not have employment agreements with our Named Executive Officers. We entered into an agreement with Fred C. Young in May 2004, into agreements with Roger E. M. Croft and Francis W. Wertheimber in November 2004 and into agreements with Michael McAndrew and R. Terry Blakemore in May 2007, which agreements provide for certain benefits to the Named Executive Officers in the event of a qualifying termination of their employment as described below. The original term of each of the agreements is five (5) years with an automatic renewal on a one-year basis thereafter absent notice of nonrenewal six (6) months prior to the renewal date; provided, however, that if a Change-in-Control (as defined below) occurs during the initial or any renewal period, the agreement will survive until the second anniversary (third anniversary in the case of Mr. Young) of the date of the Change-in-Control.

Each of the above-mentioned agreements contains a provision prohibiting the respective Named Executive Officer from competing with us during his employment with us and for five (5) years thereafter. Specifically, without our prior written consent, the Named Executive Officers may not directly or indirectly engage in, assist or have an active interest in (whether as proprietor, partner, investor, stockholder, officer, director or any type of principal whatsoever), or enter the employ of or act as agent for, or advisor or consultant to, any person, firm, partnership, association, corporation or business organization, entity or enterprise which is or is about to become directly or indirectly engaged in any business that is competitive with any of our businesses in which the Named Executive Officer is or was engaged.

Our Named Executive Officers are also bound, during the term of their agreement and at all times thereafter, by restrictive covenants with respect to confidential information, as more fully described in their respective agreements. They are not permitted, unless authorized in writing by us, to disclose or cause to be disclosed, such confidential information or to authorize or permit such disclosure of the confidential information to any unauthorized third party, or to use the confidential information (i) for their own benefit or advantage, (ii) for the benefit or advantage of any third party or (iii) in any manner which is intended to injure or cause loss, whether directly or indirectly, to us. At any time upon our request, and immediately upon termination, the Named Executive Officers must surrender all written or otherwise tangible documentation representing such confidential information to us.

A description of the other material terms of these agreements and estimates of the payments and benefits which each Named Executive Officer would receive upon a qualifying termination are set forth below. The estimates have been calculated assuming a termination date of March 30, 2007, which was our last business day in Fiscal 2007, and are based upon the closing price of our Common Stock on that date ($36.54). Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, such as the timing during the year of any triggering event and our stock price, the actual amounts to be paid or distributed may be different.

Termination Payments and Benefits Outside of a Change-in-Control

Fred C. Young:

If Mr. Young’s employment with the Company is terminated (i) due to his death or Disability (as defined below), (ii) by Mr. Young other than for Good Reason (as defined below) or (iii) by the Company due to Cause for Termination or in accordance with Retirement (each as defined below), then, except as otherwise set forth below, we have no payment obligations to him other than as provided by our various policies, procedures and practices generally applicable to all employees.

If, however, during the term of Mr. Young’s agreement, and prior to a Change-in-Control, his employment is terminated (i) by us other than due to Cause for Termination, death, Disability or Retirement or (ii) upon his resignation if our Board removes or fails to reelect him to the chief executive officer position or otherwise reduces the power and status of such position at any time other than at a time when he could have been terminated due to Cause for Termination, he is entitled to, in addition to any accrued but unpaid benefits:

•	three (3) times the sum of his then current annual base salary for the year in which the employment termination occurs
•	three (3) times one-third (1/3) of the aggregate cash bonuses or awards received by him as incentive compensation or bonus during the three (3) calendar years immediately preceding the termination date
•	an amount equal to the total cash award or bonus that would have been received by him under any long-term incentive plan, assuming that, in addition to any goals met prior to the termination date, all goals that were to be measured after such date were achieved and he remained employed, less any portion of the cash award or bonus for that award period previously paid to him
•	medical insurance and other similar benefits for the period of three (3) years following the termination date, as if he remained in our continuous employ during such period
•	unvested options will vest and remain outstanding in accordance with their respective terms

The above-described payments are to be made to Mr. Young on or before the sixtieth (60th) day following the termination date.

Mr. Young’s agreement further provides that in the event his employment is terminated due to his death, or termination occurs on or after May 11, 2007 by his resignation at any time other than at a time when he could have been terminated due to Cause for Termination, all of his unvested options vest and all of his options remain outstanding in accordance with their respective terms until their stated expiration date.

Named Executive Officers other than Mr. Young:

The agreements with Messrs. Blakemore, Croft, McAndrew and Wertheimber do not provide for any benefits outside of a change-in-control context. If their respective employment is terminated due to death or Disability or by them or by us at any time prior to a Change-in-Control, then we have no payment obligations to them other than as provided by our various policies, procedures and practices generally applicable to all employees.

Certain Definitions:

The following definitions are contained in the agreements with Messrs. Young, Blakemore, Croft, McAndrew and Wertheimber:

Cause for Termination: Named Executive Officer’s deliberate and intentional failure to devote his best efforts to the performance of duties, gross misconduct materially and demonstrably injurious to us, conviction of criminal fraud, embezzlement against us or a felony involving moral turpitude, continuing failure after notice to adhere to the nondisclosure and noncompete portions of the agreements (described above) or willful failure to follow instructions of our Board. For purposes of this definition, no act, or failure to act, on the Named Executive Officer’s part shall be considered “deliberate and intentional” or to constitute gross misconduct unless done, or omitted to be done, by the Named Executive Officer not in good faith and without reasonable belief that the Named Executive Officer’s action or omission was in the best interests of the Company.

Change-in-Control: a change in control of the Company is deemed to occur if:

i.	it is reportable as such by SEC rules;

ii.	twenty percent (20%) or more of the combined voting power of our then-outstanding capital stock is acquired, coupled with or followed by a change in a majority of the members of our Board; or
iii.	we sell all or substantially all of our assets or merge, consolidate or reorganize with another company and (x) upon conclusion of the transaction less than fifty-one percent (51%) of the outstanding securities entitled to vote in the election of directors of the acquiring company or resulting company are owned by the persons who were our stockholders prior to the transaction, and following the transaction there is a change in a majority of the members of our Board or (y) following the transaction, a person or group would be the owner of twenty percent (20%) or more of the combined voting power of the acquiring company or resulting company, and there is a change in a majority of the members of our Board.

Disability:  incapacity due to physical or mental illness or injury which causes a Named Executive Officer to be unable to perform his duties to us during ninety (90) consecutive days or one hundred twenty (120) days during any six (6) month period.

Good Reason: our failure to have any successor assume the agreement or the occurrence of any of the following after a Change-in-Control: (i) the assignment of new duties materially and substantially inconsistent with prior duties, responsibilities and status, or a material change in reporting responsibilities, titles or offices, (ii) reduction in base salary, (iii) failure to continue comparable incentive compensation, (iv) failure to continue comparable stock option and other fringe benefits, (v) relocation beyond fifty (50) miles or (vi) any purported termination of the Named Executive Officer other than for Cause, Disability or Retirement or made without a specified written notice of termination.

Retirement: termination of the Named Executive Officer’s employment after age sixty-five (65) or in accordance with any mandatory retirement arrangement with respect to an earlier age agreed to by such Named Executive Officer.

Termination Payments and Benefits After a Change-in-Control

The agreements with Messrs. Young, Blakemore, Croft, McAndrew and Wertheimber provide for payments and other benefits if such Named Executive Officer is terminated within two (2) years (three (3) years in the case of Mr. Young) following a Change-in-Control either by (i) us other than for Cause, death, Disability or Retirement or (ii) the individual’s resignation for Good Reason. Additionally, Mr. Young is entitled to payments and benefits if he terminates his employment for any reason during a thirty (30) day period commencing six (6) months after a Change-in-Control.

In addition to any accrued but unpaid benefits, the agreements entitle each Named Executive Officer to an amount of cash equal to the sum of:

•	two (2) times (three (3) times in the case of Mr. Young) the sum of his then current annual base salary in the year of termination (or, if greater, (x) in the case of termination for Good Reason, the Named Executive Officer’s salary preceding the date giving rise to his Good Reason or (y) the Named Executive Officer’s salary for the year in effect on the date of the Change-in-Control)
•	two (2) times (three (3) times in the case of Mr. Young) the greater of (x) one-third (1/3) of the aggregate cash bonuses or awards received by the Named Executive Officer as incentive compensation or bonus during the three (3) calendar years immediately preceding the date of termination, (y) in the case of termination for Good Reason, one-third (1/3) of the aggregate cash bonuses or awards received by the Named Executive Officer as incentive compensation or bonus during the three (3) calendar years preceding the date giving rise to the Named Executive Officer’s Good Reason or (z) one-third (1/3) of the aggregate cash bonuses or awards received by the Named Executive Officer as incentive compensation or bonus during the three (3) calendar years preceding the date of the Change-in-Control
•	an amount equal to the total cash award or bonus that would have been received by the Named Executive Officer under any long-term incentive plan, assuming that, in addition to any goals met prior to the termination date, all goals that were to be measured after such date were achieved and the Named Executive Officer remained employed, less any portion of the cash award or bonus for that award period previously paid to the Named Executive Officer
•	medical insurance and other similar benefits for the period of two (2) years (three (3) years in the case of Mr. Young) following the termination date, as if such Named Executive Officer remained in our continuous employ during such period
•	unvested options will vest and remain outstanding in accordance with their respective terms

Such payments are to be made to Messrs. Young, Blakemore, Croft, McAndrew and Wertheimber on or before the sixtieth (60th) day following the termination date.

Estimated Termination and Change-in-Control Payments

The following table sets forth the potential payments(1), in addition to accrued benefits, that Mr. Young would be entitled to receive assuming that his employment was terminated on March 30, 2007 (our last business day in Fiscal 2007) pursuant to the terms described above:

Fred C. Young

Type of Termination	Salary	Bonus	Medical and	Acceleration of
	($)	($)	Other Similar	Unvested Stock
			Benefit	Options(2)(3)
			Continuation	($)
			($)

Qualifying termination prior to a Change-in-Control	1,800,000	237,500	23,489 (4)	118,334
Death	—	—	—	118,334
Qualifying termination following a Change-in-Control	1,800,000	237,500	23,489 (4)	118,334

(1)	The payments shown reflect the maximum amount that would have been paid. Mr. Young’s agreement contains a provision which could have the effect of reducing such payments based on the effect of excise taxes applicable to such payments under the Code.

(2)	Represents the value of the acceleration of unvested options as of March 30, 2007 based on the difference between the exercise price of the unvested options and the closing price of the Common Stock on Nasdaq as of March 30, 2007.

(3)	In addition, the Employee Plan provides that, regardless of employment termination, in the event of a “change-in-control,” all then-outstanding options will vest immediately and become exercisable. For purposes of the Employee Plan, a “change-in-control” of the Company occurs if (i) any person becomes the beneficial owner, directly or indirectly, of our securities representing (a) fifty percent (50%) or more of the combined voting power of our then-outstanding securities or (b) twenty-five percent (25%) or more but less than fifty percent (50%) of the combined voting power of our then-outstanding securities if such transaction(s) giving rise to such beneficial ownership are not approved by our Board; or (ii) at any time a majority of the members of our Board have been elected or designated by any such person; or (iii) our Board approves a sale of all or substantially all of our assets or any merger, consolidation, issuance of securities or purchase of assets, the result of which would be the occurrence of any event described in clause (i) or (ii) above.

(4)	Represents the value of continued health, dental and vision benefits for a three (3) year period based on COBRA (Consolidated Omnibus Budget Reconciliation Act) rates as of March 31, 2007.

Mr. Young resigned from his position as our Chief Executive Officer and as a director on May 20, 2007. He was not entitled to any severance, bonus, medical or other similar benefits under his agreement as a result of such resignation, although he was entitled to elect to receive medical benefits under COBRA at his cost. As noted above, Mr. Young’s agreement provided that, in the event his employment terminated on or after May 11, 2007 by his resignation at any time other than at a time when he could have been terminated due to Cause for Termination, all of his unvested options would have vested and all of his options would have remained outstanding in accordance with their respective terms until their stated expiration date. Our Audit Committee concluded and recommended to our Board, and our Board determined, that Mr. Young could have been terminated due to Cause for Termination (as defined in his agreement) at the time Mr. Young resigned as a director and as an officer of the Company on May 20, 2007. In light of that determination and the terms of his agreement and his stock option agreements, all outstanding stock options held by Mr. Young terminated as of the date of his resignation.

Estimated Change-in-Control Payments

The following table sets forth the potential payments(1), in addition to accrued benefits, that the Named Executive Officers, other than Mr. Young, would be entitled to receive assuming that the Named Executive Officer’s employment was terminated on March 30, 2007 (our last business day in Fiscal 2007) pursuant to the terms described above in connection with a Change-in-Control:

Name	Salary		Bonus	Medical and	Acceleration of
	($)		($)	Other Similar	Unvested Stock
				Benefit	Options(2)(3)
				Continuation	($)
				($)

R. Terry Blakemore	500,000		162,500	24,966 (4)	15,001
Michael McAndrew	500,000		91,576	19,888 (4)	30,002
Francis W. Wertheimber	495,551	(5)	113,108 (5)	7,823 (6)	37,501
Roger E. M. Croft	244,020	(5)	—	2,825 (7)	37,501

(1)	The payments shown reflect the maximum amount that would have been paid. Each agreement with Messrs. Blakemore, McAndrew, Wertheimber and Croft contains a provision which could have the effect of reducing such payments based on the effect of excise taxes applicable to such payments under the Code.

(2)	Represents the value of the acceleration of unvested options as of March 30, 2007 based on the difference between the exercise price of the unvested options and the closing price of the Common Stock on Nasdaq as of March 30, 2007.

(3)	In addition, the Employee Plan provides that, regardless of employment termination, in the event of a “change-in-control,” all then-outstanding options will vest immediately and become exercisable. For purposes of the Employee Plan, a “change-in-control” of the Company occurs if (i) any person becomes the beneficial owner, directly or indirectly, of our securities representing (a) fifty percent (50%) or more of the combined voting power of our then-outstanding securities or (b) twenty-five percent (25%) or more but less than fifty percent (50%) of the combined voting power of our then-outstanding securities if such transaction(s) giving rise to such beneficial ownership are not approved by our Board; or (ii) at any time a majority of the members of our Board have been elected or designated by any such person; or (iii) our Board approves a sale of all or substantially all of our assets or any merger, consolidation, issuance of securities or purchase of assets, the result of which would be the occurrence of any event described in clause (i) or (ii) above.

(4)	Represents the value of continued health, dental and vision benefits for a two (2) year period based on COBRA rates as of March 31, 2007.

(5)	For Messrs. Wertheimber and Croft, this value represents a conversion from Japanese yen and British pounds sterling, respectively, to U.S. dollars using exchange rates on March 30, 2007.

(6)	Represents the value of continued medical and similar benefits for a two (2) year period beginning March 31, 2007 based on rates determined under the Japanese health care system and is converted from Japanese yen to U.S. dollars using an exchange rate as of March 30, 2007.

(7)	Represents the value of continued medical and similar benefits for a two (2) year period beginning March 31, 2007 based on rates estimated using the amount paid for such benefits in Fiscal 2007 and is converted from British pounds sterling to U.S. dollars using an exchange rate as of March 30, 2007.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The following is the report of the Audit Committee with respect to the audited financial statements for Fiscal 2007 included in the 2007 Form 10-K. The information contained in this report shall not be deemed to be “soliciting material” or to be “filed” with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference in such filing.

Review with Management

The Audit Committee has reviewed and discussed the Company’s audited financial statements with management.

Review and Discussions with Independent Registered Public Accounting Firm

The Audit Committee has discussed with BDO, the Company’s independent registered public accounting firm for Fiscal 2007, the matters required to be discussed by SAS 61, as amended (Codification of Statements on Accounting Standards), which includes, among other items, matters related to the conduct of the audit of the financial statements.

The Audit Committee has also received written disclosures and the letter from BDO required by Independence Standards Board Standard No. 1 (which relates to the accountant’s independence from the Company and its related entities) and has discussed with BDO their independence from the Company.

Conclusion

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the Company’s audited financial statements be included in its 2007 Form 10-K.

Audit Committee:

Richard L. Crouch, Chairman
Thomas W. Golonski
Thomas G. Greig

EQUITY PLAN COMPENSATION INFORMATION

The following table sets forth information about our equity compensation plans as of March 31, 2007:

	(a)	(b)	(c)
Plans	Number of Securities to Be	Weighted-Average	Number of Securities
	Issued Upon Exercise of	Exercise Price of	Remaining Available for
	Outstanding Options,	Outstanding Options,	Future Issuance Under
	Warrants and Rights	Warrants and Rights	Equity Compensation Plans
	(#)	($)	(Excluding Securities
Reflected in Column (a))
(#)

Equity compensation plans approved by security holders	4,620,675 (1)	38.66	70,918
Equity compensation plans not approved by security holders	—	—	—
Total	4,620,675	38.66	70,918

(1)	Includes both vested and unvested options.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information publicly available, as of March 31, 2007, regarding the beneficial ownership of our Common Stock by all stockholders, other than Fred C. Young (whose information is disclosed in the “Security Ownership of Management” table set forth below), known by us to be beneficial owners of more than five percent (5%) of our outstanding Common Stock:

	Number of	Percent of
	Shares	Shares(8)
FMR Corp.(1)	1,981,025	11.3%
82 Devonshire Street, Boston, MA 02109
Dimensional Fund Advisors LP(2)	1,447,232	8.3%
1299 Ocean Avenue, Santa Monica, CA 90401
Royce & Associates, LLC(3)	1,053,078	6.0%
1414 Avenue of the Americas, New York, NY 10019
AXA(4)	1,011,756	5.8%
26, rue Drouot, 75009 Paris, France
Barclays Global Investors, NA(5)	921,560	5.3%
45 Fremont Street, San Francisco, CA 94105
LSV Asset Management(6)	885,161	5.1%
1 N. Wacker Drive, Suite 4000, Chicago, IL 60606
Sterling Capital Management LLC(7)	882,972	5.0%
Two Morrocroft Centre, 4064 Colony Road, Suite 300, Charlotte, NC 28211

(1)	Includes 1,981,025 shares beneficially owned by Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR Corp. and a registered investment advisor, of which 1,981,025 shares are owned by one investment company, Fidelity Low Priced Stock Fund. Edward C. Johnson 3d, FMR Corp. and the funds each has sole power to dispose of the 1,981,025 shares owned by the funds. Neither

FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the funds, which power resides with the funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds’ Boards of Trustees. This information is derived from FMR Corp.’s Schedule 13G filed with the SEC on February 14, 2007.

(2)	Dimensional Fund Advisors LP (formerly, Dimensional Fund Advisors Inc. (“Dimensional”)) is a registered investment advisor that furnishes investment advice to four registered investment companies and serves as investment manager to certain other commingled group trusts and separate accounts. Dimensional beneficially owns 1,447,232 shares, of which it has sole voting power and sole dispositive power. This information is derived from Amendment No. 1 to Dimensional’s Schedule 13G filed with the SEC on February 1, 2007.

(3)	Royce & Associates, LLC is a registered investment advisor and beneficially owns 1,053,078 shares, of which it has sole voting power and sole dispositive power. This information is derived from Royce & Associates, LLC’s Schedule 13G filed with the SEC on January 18, 2007.

(4)	Includes 1,200 shares beneficially owned by AXA Konzern AG (Germany), of which it has sole voting power and sole dispositive power. Includes 846,758 shares beneficially owned by AXA Rosenberg Investment Management LLC, of which it has sole voting power with respect to 358,928 shares and sole dispositive power with respect to 846,758 shares. Includes 162,398 shares beneficially owned by AllianceBernstein L.P., of which it has sole voting power with respect to 147,623 shares, shared voting power with respect to 925 shares and sole dispositive power with respect to 162,398 shares. Also includes 1,400 shares beneficially owned by AXA Equitable Life Insurance Company, of which it has sole voting power and sole dispositive power. AXA and its controlling entities, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle and AXA Assurances I.A.R.D. Mutuelle, are members of a group which is deemed to beneficially own the shares reported. This information is derived from Amendment No. 1 to AXA’s Schedule 13G filed with the SEC on February 14, 2007.

(5)	Includes 371,972 shares beneficially owned by Barclays Global Investors, NA, of which it has sole voting power with respect to 301,386 shares and sole dispositive power with respect to 371,972 shares. Includes 538,544 shares beneficially owned by Barclays Global Fund Advisors, of which it has sole voting power and sole dispositive power. Includes 11,044 shares beneficially owned by Barclays Global Investors, Ltd, of which it has sole voting power and sole dispositive power. This information is derived from Barclay’s Schedule 13G filed with the SEC on January 9, 2007.

(6)	LSV Asset Management (“LSV”) is a registered investment advisor and beneficially owns 885,161 shares, of which it has sole voting power and sole dispositive power. This information is derived from LSV’s Schedule 13G filed with the SEC on February 12, 2007.

(7)	Sterling Capital Management LLC (“Sterling”) is a registered investment advisor whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Company’s Common Stock. Sterling beneficially owns 882,972 shares, of which it has shared voting power and shared dispositive power. This information is derived from Sterling’s Schedule 13G filed with the SEC on February 14, 2007.

(8)	Based on 17,527,227 shares outstanding as of March 31, 2007.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth certain information available to us, as of March 31, 2007, regarding the shares of our Common Stock beneficially owned by (i) each of our directors; (ii) each of our Named Executive Officers and (iii) all of our directors and executive officers as a group:

	Number of	Percent of
	Shares	Shares(4)
William F. Andrews(1)	60,002	*
R. Terry Blakemore(2)	60,000	*
Roger E. M. Croft(2)	121,818	*
Richard L. Crouch(1)	11,300	*
Thomas W. Golonski(1)	22,500	*
Thomas G. Greig(1)	43,003	*
Michael McAndrew(2)	157,719	*
Edward A. Nicholson, Ph.D.(1)	11,000	*
Francis W. Wertheimber(2)	220,106	1.2%
Fred C. Young(2)	1,572,588	8.3%
All directors and executive officers as a group of eight (8) persons(3)	2,098,218	10.8%

(1)	Includes for Messrs. Andrews, Crouch, Golonski and Greig and Dr. Nicholson: 50,002, 11,000, 22,000, 37,002 and 11,000 shares, respectively, pursuant to rights to acquire such shares as a result of vested options, as of March 31, 2007 or within sixty (60) days thereafter, granted under the Director Plan.

(2)	Includes for Messrs. Blakemore, Croft, McAndrew, Wertheimber and Young: 60,000, 121,817, 157,718, 220,105 and 1,433,735 shares, respectively, pursuant to rights to acquire such shares as a result of vested options, as of March 31, 2007 or within sixty (60) days thereafter, granted under the Employee Plan. For Mr. Young, includes 1,611 shares held by his children or in trust for his children over which he has shared voting power and shared investment power. As noted above, one of Mr. Young’s vested options terminated unexercised as of April 23, 2007 and all other options held by Mr. Young as reflected in this table terminated as of May 20, 2007, the date of his resignation.

(3)	Includes for all directors and executive officers as a group 1,942,562 shares pursuant to rights to acquire such shares as a result of vested options as of March 31, 2007 or within sixty (60) days thereafter, granted under the Employee Plan and the Director Plan. Excludes Messrs. Blakemore and Croft who were not executive officers as of March 31, 2007.

(4)	Based on 17,527,227 shares outstanding as of March 31, 2007.

The difference between the amounts set forth in the above table and the amounts indicated in the footnotes are shares owned outright either directly or indirectly.

*	Represents less than 1% of our outstanding Common Stock.

INDEPENDENT PUBLIC ACCOUNTANTS

Fees Billed to Us by BDO during Fiscal 2007 and Fiscal 2006

Audit Fees:  An aggregate of $2,681,100 was billed for professional services and expenses rendered for the audit of our annual financial statements for Fiscal 2007, attestation of management’s report on our internal controls over financial reporting and for the review of financial statements included in our quarterly reports on Form 10-Q during Fiscal 2007. An aggregate of $1,445,000 was billed for professional services and expenses rendered for the audit of our annual financial statements for Fiscal 2006, attestation of management’s report on our internal controls over financial reporting and for the review of financial statements included in our quarterly reports on Form 10-Q during Fiscal 2006.

Audit-Related Fees:  An aggregate of $91,188 in audit-related fees were billed by BDO during Fiscal 2007. No audit-related fees were billed by BDO during Fiscal 2006.

Tax Fees:  No tax fees were billed by BDO during Fiscal 2007 or Fiscal 2006.

All Other Fees:  BDO did not render any other professional services to us during Fiscal 2007 or Fiscal 2006.

All services performed by BDO were pre-approved by our Audit Committee or its chair.

ADDITIONAL INFORMATION

FORM 10-K ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION

A copy of the 2007 Form 10-K is available to stockholders. A stockholder may obtain such copy free of charge on our Web site at http://www.blackbox.com or by writing to the Investor Relations Department, Black Box Corporation, 1000 Park Drive, Lawrence, Pennsylvania 15055 (a copy of any exhibits thereto will be provided upon payment of a reasonable charge limited to our cost of providing such exhibits).

SOLICITATION OF PROXIES

We will pay the expenses in connection with the printing, assembling and mailing to the holders of our Common Stock the Notice of Annual Meeting of Stockholders, this proxy statement and the accompanying form of proxy. In addition to the use of the mails, our directors, officers or regular employees may solicit proxies personally or by telephone or telegraph. We may request the persons holding stock in their names, or in the names of their nominees, to send proxy material to, and obtain proxies from, their principals, and will reimburse such persons for their expense in so doing.

STOCKHOLDER NOMINATIONS AND PROPOSALS

Stockholders who believe they are eligible to have their proposals included in our proxy statement for the annual meeting expected to be held in August 2008, in addition to other applicable requirements established by the SEC, must ensure that their proposals are received by the Secretary of the Company not later than March 3, 2008.

Our By-laws establish an advance notice procedure for stockholders to make nominations for the position of director and to propose business to be transacted at an annual meeting. Our By-laws provide that notice of nominations for director and proposals for business must be given to the Secretary of the Company not later than 150 days prior to the anniversary date of the prior year’s annual meeting. For the annual meeting expected to be held in August 2008, notice of nominations and proposals under this provision must be received by May 7, 2008.

Such notice must set forth in reasonable detail information concerning the nominee (in the case of a nomination for election to our Board) or the substance of the proposal (in the case of any other stockholder proposal), and shall include: (i) the name and residence address and business address of the stockholder who intends to present the nomination or other proposal or of any person who participates or is expected to participate in making such nomination and of the person or persons, if any, to be nominated and the principal occupation or employment and the name, type of business and address of the business and address of the corporation or other organization in which such employment is carried on of each such stockholder, participant and nominee; (ii) a representation that the proponent of the proposal is a holder of record of our stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present the nomination or other proposal specified in the notice; (iii) a description of all arrangements or understandings between the proponent and any other person or persons (naming such person or persons) pursuant to which the nomination or other proposal is to be made by the proponent; (iv) such other information regarding each proposal and each nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nomination or other proposal been made by our Board and (v) the consent of each nominee, if any, to serve as a director on our Board, if elected. Within fifteen (15) days following the receipt by the Secretary of a notice of nomination or proposal pursuant hereto, the Secretary will advise the proponent in writing of any deficiencies in the notice and of any additional information we require to determine the eligibility of the proposed nominee or the substance of the proposal. A proponent who has been notified of deficiencies in the notice of nomination or proposal and/or of the need for additional information must cure such deficiencies and/or provide such additional information within fifteen (15) days after receipt of the notice of such deficiencies and/or the need for additional information. The presiding officer of a meeting of stockholders may, in his or her sole discretion, refuse to acknowledge a nomination or other proposal presented by any person that does not comply with the foregoing procedure and, upon his or her instructions, all votes cast for such nominee or with respect to such proposal may be disregarded.

Our By-laws do not limit or restrict the ability of a stockholder to present any proposal made by such stockholder in accordance with SEC requirements. A copy of our By-laws is available upon request.

OTHER MATTERS

Management does not intend to present nor, in accordance with our By-laws, has it received proper notice from any person who intends to present, any matter for action by stockholders at the Annual Meeting to be held on October 4, 2007, other than as stated in the Notice of Annual Meeting of Stockholders accompanying this proxy statement. The enclosed proxy, however, confers discretionary authority with respect to the transaction of any other business that properly may come before the meeting, and it is the intention of the persons named in the enclosed proxy to vote on any such matters in accordance with their best judgment.